
May 29, 2014

Via E-mail
Mark Suponitsky
Chief Executive Officer
Synergy Strips Corp.
2105 Burton Branch Road
Algood, TN 38506

> **Re:** **Synergy Strips Corp.**
> **Form 8-K**
> **Filed May 7, 2014**
> **Response Dated May 27, 2014**
> **File No. 000-55098**

Dear Mr. Suponitsky:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed on May 7, 2014

Change in Accountant

1.   We note from your response to our letter dated May 12, 2014 that "[a]s of the date of this letter, [you] have not yet determined if the registrant's auditor will be replaced, but [you] will timely disclose any change of auditor when it occurs under Item 4.01 of Form 8-K by providing all information required by Item 304 of Regulation S-K." Please be advised when the reverse merger was consummated, Synergy Strips Corp. assumed the 1934 Exchange Act reporting obligations from Oro Capital Corp. In addition, concurrent with the reverse merger, a change of accountant is presumed to have occurred with the auditor

of the operating company becoming the company's new independent registered accountant. Please amend the Form 8-K to provide all information required by Item 304 of Regulation S-K to report your change in accountant.

Please contact me at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant